26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 10, 2020

CONFIDENTIAL

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BCPE Bridge Stack Limited Confidential Submission of Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, BCPE Bridge Stack Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, which have a par value of US$0.00001 per share. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company respectfully advises the Commission that it underwent a series of transactions to complete (i) its controlling shareholder Bain Capital’s acquisition of Chindata (Xiamen) Science and Technology Co., Ltd. (“Chindata Xiamen”), a PRC company focusing on providing hyperscale data center solutions in China, and (ii) the combination of Chindata Xiamen’s China business with the overseas business of Bridge Data Centres controlled by Bain Capital. Chindata Xiamen is consolidated in the Company’s consolidated financial statements after the completion of the acquisition on April 26, 2019 (the “Acquisition”). As such, the Company has included in the Draft Registration Statement (i) the audited consolidated financial statements as of and for the year ended December 31, 2018 and 2019 for the Company; (ii) the

PARTNERS:     Pierre-Luc Arsenault3 | Lai Yi Chau | Damien Coles6 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Tarun R. Warriar6 | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:     Michelle Cheh8 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Michael D. Rackham6 | Tzi Yang Seow7 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:     1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

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Securities and Exchange Commission April 10, 2020 Page 2	CONFIDENTIALITY

audited consolidated financial statements as of and for the year ended December 31, 2018, and the period from January 1, 2019 to April 26, 2019 for Chindata Xiamen before the Acquisition; and (iii) the unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2019 for the Company, assuming that the Acquisition was completed as of January 1, 2019.

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David Zhang

Enclosure

c.c.	Jing Ju, Chief Executive Officer
Dongning Wang, Chief Financial Officer
Michael Frederick Foust, Chairman of the Board
David Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
King Li, Partner, Ernst & Young Hua Ming LLP
Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP